UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Elevation Oncology, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

28623U101
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13G	Page 2 of 10 Pages

1.	Names of Reporting Persons Aisling Capital IV, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,876,561
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,876,561

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,876,561 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.34%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents (i) 2,859,900 shares of Common Stock and (ii) 16,661 shares of Common Stock issuable in respect of 16,661 Director Stock Options beneficially owned by the Reporting Person.

(2)	Calculated based on (i) 23,300,796 shares of Common Stock outstanding as of October 28, 2022 as reported on the Issuer’s Form 10-Q, filed on November 3, 2022 and (ii) 16,661 shares of Common Stock issuable upon exercise of 16,661 Director Stock Options.

CUSIP No.	13G	Page 3 of 10 Pages

1.	Names of Reporting Persons Aisling Capital Partners IV LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,876,561
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,876,561

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,876,561 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.34%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 2,859,900 shares of Common Stock and (ii) 16,661 shares of Common Stock issuable in respect of 16,661 Director Stock Options beneficially owned by the Reporting Person.

(2)	Calculated based on (i) 23,300,796 shares of Common Stock outstanding as of October 28, 2022 as reported on the Issuer’s Form 10-Q, filed on November 3, 2022 and (ii) 16,661 shares of Common Stock issuable upon exercise of 16,661 Director Stock Options.

CUSIP No.	13G	Page 4 of 10 Pages

1.	Names of Reporting Persons Aisling Capital Partners IV, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,876,561
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,876,561

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,876,561(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.34%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents (i) 2,859,900 shares of Common Stock and (ii) 16,661 shares of Common Stock issuable in respect of 16,661 Director Stock Options beneficially owned by the Reporting Person.

(2)	Calculated based on (i) 23,300,796 shares of Common Stock outstanding as of October 28, 2022 as reported on the Issuer’s Form 10-Q, filed on November 3, 2022 and (ii) 16,661 shares of Common Stock issuable upon exercise of 16,661 Director Stock Options.

CUSIP No.	13G	Page 5 of 10 Pages

1.	Names of Reporting Persons Steve Elms
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,876,561
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,876,561

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,876,561(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.34%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 2,859,900 shares of Common Stock and (ii) 16,661 shares of Common Stock issuable in respect of 16,661 Director Stock Options beneficially owned by the Reporting Person.

(2)	Calculated based on (i) 23,300,796 shares of Common Stock outstanding as of October 28, 2022 as reported on the Issuer’s Form 10-Q, filed on November 3, 2022 and (ii) 16,661 shares of Common Stock issuable upon exercise of 16,661 Director Stock Options.

CUSIP No.	13G	Page 6 of 10 Pages

1.	Names of Reporting Persons Andrew N. Schiff
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,876,561
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,876,561

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,876,561 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.34%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 2,859,900 shares of Common Stock and (ii) 16,661 shares of Common Stock issuable in respect of 16,661 Director Stock Options beneficially owned by the Reporting Person.

(2)	Calculated based on (i) 23,300,796 shares of Common Stock outstanding as of October 28, 2022 as reported on the Issuer’s Form 10-Q, filed on November 3, 2022 and (ii) 16,661 shares of Common Stock issuable upon exercise of 16,661 Director Stock Options.

CUSIP No.	13G	Page 7 of 10 Pages

Item 1(a).	Name of Issuer:

Elevation Oncology, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

888 Seventh Ave., 12th Floor New York, NY 10106

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

1. Aisling Capital IV, LP
2. Aisling Capital Partners IV LLC
3. Aisling Capital Partners IV, LP
4. Steve Elms
5. Andrew N. Schiff

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

C/O Aisling Capital Management LP 888 Seventh Ave., 12th Floor New York, NY 10106

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

28623U101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership.

(a)   Amount beneficially owned:

See response to Item 9 on each cover page.

(b)   Percent of Class:

See response to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i)   Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)  Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The securities are directly held by Aisling Capital IV, LP (“Aisling”). Aisling Capital Partners IV, LP (“Aisling GP”), is the general partner of Aisling, and Aisling Capital Partners IV LLC (“Aisling Partners”), is the general partner of Aisling GP. The managers of Aisling Partners are Dr. Andrew Schiff and Steve Elms, who share voting power and dispositive powers over securities held by Aisling, and as a result, may each be deemed to have beneficial ownership over such securities. This Statement shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of the reported securities.

CUSIP No.	13G	Page 8 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No.	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2023

AISLING CAPITAL IV, LP By Aisling Capital Partners IV, LP, its General Partner By Aisling Capital Partners IV LLC, its General Partner

By:	/s/ Andrew Schiff
Name:	Andrew Schiff
Title:	Managing Member

CUSIP No.	13G	Page 10 of 10 Pages

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 14, 2022, incorporated by reference to the Reporting Persons’ 13G, filed on February 14, 2022.